UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*
TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

 (CUSIP Number)

Franz Wolf
Suite 2, 4 Irish Place
Gibraltar
+350 200 41977

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP NO. 900111204
1		NAMES OF REPORTING PERSONS
Alfa Telecom Turkey Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,122,000,000.238*
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 1,122,000,000.238*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,122,000,000.238*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☑

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
51.0% of ordinary shares*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*As a result of the transaction described in Items 4 and 5 of Alfa Telecom Turkey Limited’s Amendment 5 to Schedule 13D, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.

SCHEDULE 13D

CUSIP NO. 900111204
1		NAMES OF REPORTING PERSONS
Alfa Finance Holdings S.A.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,122,000,000.238*
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 1,122,000,000.238*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,122,000,000.238*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☑

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
51.0% of ordinary shares*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*As a result of the transaction described in Items 4 and 5 of Alfa Telecom Turkey Limited’s Amendment 5 to Schedule 13D, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.

SCHEDULE 13D

CUSIP NO. 900111204
1		NAMES OF REPORTING PERSONS
CFT Holdings Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,122,000,000.238*
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 1,122,000,000.238*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,122,000,000.238*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☑

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
51.0% of ordinary shares*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*As a result of the transaction described in Items 4 and 5 of Alfa Telecom Turkey Limited’s Amendment 5 to Schedule 13D, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.

SCHEDULE 13D

CUSIP NO. 900111204
1		NAMES OF REPORTING PERSONS
Crown Finance Foundation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,122,000,000.238*
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 1,122,000,000.238*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,122,000,000.238*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☑

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
51.0% of ordinary shares*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*As a result of the transaction described in Items 4 and 5 of Alfa Telecom Turkey Limited’s Amendment 5 to Schedule 13D, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.

Introductory Note

This Amendment No. 6 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, submitted December 5, 2005, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation, as amended by Amendment No. 1 on Schedule 13D, submitted August 15, 2006, by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 2 on Schedule 13D, submitted December 3, 2007, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 3 on Schedule 13D, submitted January 29, 2008, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation, Amendment No. 4 on Schedule 13D, submitted March 19, 2009, by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “Altimo”, Altimo Holdings & Investment Limited, CTF Holdings Limited, and Crown Finance Foundation (“Amendment 4”), and Amendment No. 5 on Schedule 13D, submitted November 17, 2009, by Alfa Telecom Turkey Limited (as amended, the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms not defined in this Amendment have the meanings given them in the Existing Statement.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.

Item 2.     Identity and Background

This Amendment is submitted on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey Limited;

(ii)	Alfa Finance Holdings S.A.;

(iii)	CTF Holdings Limited; and

(iv)	Crown Finance Foundation.

The agreement between the Reporting Persons relating to the joint filing of this Amendment is provided at Exhibit A hereto.

The Reporting Persons
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in Items 5 and 6 of the Existing Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Finance Holdings S.A. (“Alfa Finance”) is a British Virgin Islands limited liability company with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the holder of 37.8% of the shares of Alfa Telecom Turkey.  Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance and Altimo Holdings.  Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of related entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Alfa Finance paid the aggregate purchase price of $99,820,000 for the Shares described in Item 4 from funds available in its operating budget.

Item 4. Purpose of Transaction

The following new paragraphs are added to Item 4 of the Existing Statement:

On July 2, 2010, Alfa Finance and Nadash International Holdings Inc. (“Nadash”) entered into an Agreement relating to The Sale and Purchase of Shares in Alfa Telecom Turkey Limited (the “Nadash SPA”).  Pursuant to the terms of the Nadash SPA, Nadash sold to Alfa Finance 1,610 ordinary shares in Alfa Telecom Turkey (the “Nadash ATTL Shares”), in consideration of $51,520,000.  Also on July 2, 2010, Alfa Finance and Henri Services Limited (“Henri”) entered into an Agreement relating to The Sale and Purchase of Shares in Alfa Telecom Turkey Limited (the “Henri SPA”).  Pursuant to the terms of the Henri SPA, Henri sold to Alfa Finance 1,500 ordinary shares in Alfa Telecom Turkey (the “Henri ATTL Shares”), in consideration of $48,300,000.  The Nadash ATTL Shares and the Henri ATTL Shares were transferred to Alfa Finance on July 2, 2010.  Simultaneously, Alfa Finance, Nadash, Henri and Alfa Telecom Turkey entered into a Deed of Termination (the “Deed of Termination” and, together with the Nadash SPA and the Henri SPA, the “Agreements”), under which the parties agreed to immediately terminate existing share purchase agreements and the shareholders agreement, which were previously reported on Amendment 4.

The description of the Agreements contained in this Item 4 is qualified in its entirety by reference to the complete text of the Agreement submitted as an Exhibit hereto.

As a result of the Agreements, Alfa Finance, CTF Holdings and Crown Finance may be deemed to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

The information set forth in Item 2 and Item 6 hereof is hereby incorporated by reference into this Item 5.

(a) (i) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and Alfa Telecom Turkey may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined, and further described, in Item 6 of the Existing Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of the Issuer.

(ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International (as defined in the Existing Statement) have entered into the Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as further described in Item 6 of the Existing Statement, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, they will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, Alfa Telecom Turkey may be deemed to be part of a group with Cukurova Finance International within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its parent company Cukurova Holding A.S. (“Cukurova Holding”), or any of their affiliates (together, the “Cukurova Parties”), for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the knowledge of Alfa Telecom Turkey and according to the latest report on Form 20-F for the period ending December 31, 2009, filed by the Issuer on or about April 27, 2010, the Cukurova Parties may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 995,509.429 Shares (representing 0.05% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their related persons (other than Turkcell Holding).

(iii) As a result of the Joint Venture Agreement, as described in Item 4 to Amendment 5 to Schedule 13D submitted by Alfa Telecom Turkey on November 17, 2009, the Reporting Persons may be deemed to have formed a group with Sonera Holding B.V. (“Sonera”).  Sonera holds 308,531,983.604 Shares, or 14.0% of the outstanding Shares.  As a result, the Reporting Person may be deemed to hold 1,430,531,983.842 Shares, or 65.0% of the outstanding Shares.

To the best of the Reporting Persons’ knowledge, except for certain of the Reporting Persons and Turkcell Holding, none of the persons named in response to Item 2 beneficially owns any Shares.

(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be submitted with the Securities and Exchange Commission by such entities for information required by Item 2.

To the best of the Reporting Persons’ knowledge, other than certain of the Reporting Persons and other than as noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

ALFA TELECOM TURKEY LIMITED

July 7, 2010

/s/Pavel Nazarian
Signature

Pavel Nazarian, Director Name/Title

ALFA FINANCE HOLDINGS S.A.

July 7, 2010

/s/Pavel Nazarian
Signature

Pavel Nazarian, Director Name/Title

CTF HOLDINGS LIMITED

July 7, 2010

/s/Franz Wolf
Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

July 7, 2010

/s/Franz Wolf
Signature

Franz Wolf, Attorney-in-Fact Name/Title

ANNEX A
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Michael Georghiou Director (Cyprus)	Partner of Abacus Financial Services Limited	Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus

Ildar Karimov Director/Officer (Russia)	Chief Financial Officer – Alfa Finance Holdings S.A.	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Pavel Nazarian Director (Russia)	Director of headquarters – Alfa Finance Holdings S.A.	3, Bld du Prince Henri Luxembourg, L-1724

Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Nazarian Director (Russia)	Director of headquarters – Alfa Finance Holdings S.A.	3, Bld du Prince Henri L-1724 Luxembourg

Joseph Luis Moss Director (Gibraltar)	Company Executive, Alfa Finance Holdings S.A.	3 Bld du Prince Henri, L-1724, Luxembourg

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schraegen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schraegen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven (Russia)	President, OJSC “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan (Russia)	Executive Director, OAO “TNK-BP Management”	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov, 107078 Moscow, Russia

Alexey Kuzmichev (Russia)	Chairman of the Advisory Committee of A1 Group Limited	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435

Alexey Reznikovich (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Petr Zolotarev (Russia)	CEO of LLC Management company "Regional United Systems Vodokanal"	Gamsonovsky pereulok, 2, bld. 4, 115191, Moscow, Russia

Vladimir Ashurkov (Russia)	Director of Group Portfolio Management and Control	Bolshoy Savinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

EXHIBIT INDEX

Exhibit A   Joint Filing Agreement, incorporated herein by reference to Exhibit A to Amendment No. 1 to the Statement on Schedule 13D submitted by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on August 15, 2006.

Exhibit B   Agreement relating to The Sale and Purchase of Shares in Alfa Telecom Turkey Limited, dated July 2, 2010, between Nadash International Holdings Inc. and Alfa Finance Holdings S.A.

Exhibit C   Agreement relating to The Sale and Purchase of Shares in Alfa Telecom Turkey Limited, dated July 2, 2010, between Henri Services Limited and Alfa Finance Holdings S.A.

Exhibit D   Deed of Termination, dated July 2, 2010, between Alfa Finance Holdings S.A., Nadash International Holdings Inc. and Henri Services Limited.